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                          May 18, 2022

       Wai Chung
       Treasurer
       Barclays Dryrock Funding LLC
       100 S. West Street, Office 120
       Wilmington, Delaware 19801

                                                        Re: Barclays Dryrock
Issuance Trust
                                                            Barclays Dryrock
Funding LLC
                                                            Registration
Statement on Form SF-3
                                                            Filed on May 13,
2022
                                                            File Nos.
333-264933 and 333-264933-01

       Dear Ms. Chung:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kayla
Roberts at 202-551-3490 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Structured Finance